SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2026

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

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PREPARATION:

Financial and Investor Relations Vice Presidency
Investor Relations department

REVIEW/SUPPORT OF THE FOLLOWING AREAS:

Regulatory

General Legal

Compliance

Corporate Governance

Information Security

APPROVAL:

Board of Executive Officers (DE) - RES-604/2024, of 12/09/2024

Board of Directors (CA) - DEL-209/2024, of 12/12/2024

TERM: 5 years

The contents of this document may not be reproduced without proper authorization.

All rights reserved by AXIA Energia.

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TABLE OF CONTENTS

1 INTRODUCTION	3
2 REFERENCES	3
3 CONCEPTS	3
4 PRINCIPLES	8
5 GUIDELINES	8
6 RESPONSABILITIES	20
7 GENERAL PROVISIONS	22
8 HISTORY OF EDITIONS	23
9 APPENDICES	24
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1               INTRODUCTION

1.1           OBJECTIVE

Establish and regulate mandatory practices for the proper use and disclosure of material information within AXIA Energia companies, as well as for the trading of securities issued by them, until such information is disclosed. This aims to ensure equitable treatment of investors in AXIA Energia and its controlled companies, while also defining specific rules and procedures to be followed by the Subject Persons in compliance with applicable legal, regulatory, statutory, and internal provisions.

1.2           COVERAGE

The rules and procedures set out in this Policy apply to the persons referred to, jointly or individually, as "Subject Persons".

2               REFERENCES

2.1           Brazilian Capital Markets Law – Law No. 6385, from December 7, 1976.

2.2           Brazilian Corporate Law - Law No. 6404, from December 15, 1976.

2.3           CVM Resolution 44 - CVM Resolution No.44, from August 23, 2021.

2.4           CVM Resolution 80 - CVM Resolution No.80, from March 29, 2022.

2.5           AXIA Energia Bylaws.

2.6           Spokesperson Policy.

2.7           Related Party Transaction and Conflict of Interest Policy.

2.8           Management Remuneration and Clawback Policy.

3               CONCEPTS

3.1           ACRONYMS

3.1.1      ADR – American Depositary Receipts

3.1.2      B3 – Brazilian Stock Exchange

3.1.3      CA – Board of Directors

3.1.4      CNPJ – Brazilian Corporate Taxpayer Identification Number

3.1.5      COE – Structured Transaction Certificate, Brazilian version of Structured Notes

3.1.6      CPF – Individual Taxpayer Identification Number

3.1.7      CVM – Brazil’s Securities and Exchange Commission

3.1.8      DE – Executive Board

3.1.9      DRI – Diretor Financeiro e Relações com Investidores

3.1.10   EDGAR – Electronic Data Gathering, Analysis, and Retrieval system

3.1.11   Latibex – Latin American Market of the Madrid Stock Exchange

3.1.12   NYSE – New York Stock Exchange

3.1.13   PGBL – Free Benefit Generator Plan, a type of open pension plan

3.1.14   SEC – U.S. Securities and Exchange Commission

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3.1.15   SEP – CVM’s Superintendence of Corporate Relations

3.1.16   VGBL – Free Benefit Generator Life Plan, a variable Life Pension Plan

3.2           CONCEPTS AND DEFINITIONS

3.2.1      Controlling Shareholder – AXIA Energia and/or its subsidiaries, as shareholders that fall within the concept established by article 116 of the Brazilian Corporation Law, and may also be appointed as "controlling shareholder".

3.2.2      Managers – Members of the Board of Directors and the Executive Board.

3.2.3      Investor Relations Area – AXIA Energia's technical area responsible for the relationship with shareholders, securities investors and regulatory bodies, reporting to the DRI.

3.2.4      General Meeting – The highest decision-making body of an AXIA Energia company, exclusively deliberative in nature, consisting of a meeting of shareholders convened in accordance with legal and statutory procedures and powers, to decide on matters of interest to the company.

3.2.5      AXIA Energia – AXIA Energia S.A. and the companies in which it holds direct or indirect equity control.

3.2.6      Stock Exchanges – Organized market entities, in which the securities issued by AXIA Energia and, when applicable, of its subsidiaries, are admitted to trading, in Brazil or abroad, such as B3 S.A. – Brasil, Bolsa, Balcão (B3), The New York Stock Exchange (NYSE) and the Madrid Stock Exchange for the Latin American Market (LATIBEX).

3.2.7      Bonds –Debt securities issued by AXIA Energia outside Brazil, not tied to shares, in which the holder receives periodic interest payments and the principal amount upon maturity.

3.2.8      Affiliates – Companies over which AXIA Energia exercises significant influence, under the terms of the law.

3.2.9      Notice to the Market – Instrument through which the company discloses information that may be considered useful to shareholders and investors, but which does not constitute material information, pursuant to CVM Resolution No. 44.

3.2.10   Fiscal Council Members – Full and alternate members of the Fiscal Council of AXIA Energia and, when applicable, of its subsidiaries.

3.2.11   Commercial Contacts – An individual or legal entity that has actual or potential knowledge of privileged information of the company or its subsidiaries, as a result of a commercial, professional or trust relationship, such as, but not limited to: independent auditors, securities analysts, lawyers, consultants, partners, service providers, rating agencies, advisors and accountants.

3.2.12   Subsidiaries, Controlled Companies or Subsidiaries – All companies that are controlled by the Company, directly or indirectly, in Brazil and abroad, as defined in article 116 of the Brazilian Corporation Law.

3.2.13   Board of Directors (BoD) - AXIA Energia's collegiate body responsible for setting the general direction of the company's business, defining its direction ensure the proper functioning of governance, risk management and internal control systems and ensure the orderly succession of management.

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3.2.14   Statutory Officers – Chief Executive Officer and Vice-Chief Executive Officers, elected and dismissed by the Board of Directors, and the officers of the subsidiaries, elected in accordance with the rule set forth in the respective bylaws, and are responsible for acting in accordance with the mission, objectives, strategies and guidelines set by the Board of Directors, guiding their decisions in accordance with the risk appetite statement disclosed by the Company.

3.2.15   Non-Statutory Officers - These are professionals who hold leadership positions in the organizational structure of AXIA Energia, but who do not have a formal designation in the company's bylaws. Although they do not have legal attributions as administrators, they perform relevant leadership and management functions, contributing directly to the execution of the guidelines established by the statutory bodies.

3.2.16   Executive Board (DE) – Collegiate body composed of the President and Vice-Presidents, which has specific powers and powers conferred by the Bylaws and the Board of Directors.

3.2.17   Chief Financial Officer and Investor Relations – AXIA Energia's Statutory Board of Executive Officers classified as a publicly-held company, which is statutorily assigned the role of representing the company before its investors, shareholders, the CVM, the Stock Exchanges and, when applicable, the SEC, as well as for maintaining the registration and requirements of a publicly-held company duly updated.

3.2.18   Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) – SEC's electronic data collection, analysis and retrieval system.

3.2.19   Registration Form – Electronic document provided for in CVM Resolution No. 80, with its subsequent amendments, whose purpose is to gather updated information on the main characteristics of AXIA Energia and its securities.

3.2.20   Relevant Information – Any decision of the controlling shareholder, resolution of the General Meeting or of the management bodies of AXIA Energia, or any other act or fact of a political-administrative, technical, business or economic-financial nature, occurring or related to the business, which may have a significant influence:

a)	in the price of securities issued by the Company and/or its subsidiaries or referenced thereto;
b)	in the decision of investors to buy, sell or hold those securities; or
c)	in the investors' decision to exercise any rights inherent to the condition of holders of securities issued by AXIA Energia or referenced to them.

Examples of potentially material act or fact, among others, are the following:

a)	signing of an agreement or contract for the transfer of AXIA Energia's shareholding control, even if under a suspensive or resolutive condition;
b)	change in control of AXIA Energia, including through the execution, amendment or termination of any shareholders' agreement;
c)	execution, amendment or termination of any shareholders' agreement in which AXIA Energia is a party or intervening parties, or that has been recorded in AXIA Energia's own book;
d)	entry or exit of a partner who maintains, with the Company, an operational, financial, technological or administrative contract or collaboration;
e)	authorization to trade the securities issued by AXIA Energia in any market, national or foreign;
f)	decision to cancel AXIA Energia's registration as an issuer with the CVM;
g)	incorporation, merger or spin-off involving one or more AXIA Energia companies and/or related persons;
h)	transformation or dissolution of AXIA Energia;
i)	change in the composition of AXIA Energia's equity;
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j)	change in accounting criteria;
k)	debt renegotiation;
l)	approval of a plan to grant stock options;
m)	change in the rights and advantages of the securities issued by AXIA Energia and/or subsidiaries;
n)	split or reverse split of shares or attribution of bonuses;
o)	acquisition of securities issued by the Company to be held in treasury or cancellation, and disposal of securities thus acquired;
p)	profit or loss of the company and the attribution of cash proceeds;
q)	conclusion or termination of a contract, or failure to carry it out, when the expectation of completion is public knowledge;
r)	approval, alteration or withdrawal of a project or delay in its implementation;
s)	start, resume or stop the manufacture or sale of a product or the provision of services;
t)	discovery, change or development of AXIA Energia's technology or resources;
u)	modification of projections eventually disclosed by AXIA Energia;
v)	request for judicial or extrajudicial reorganization, bankruptcy request or filing of a lawsuit, administrative or arbitration proceeding that may affect the economic and financial situation of AXIA Energia.

3.2.21   Relevant Negotiations – Deal or the set of business through which the direct or indirect participation of any natural or legal person, or group of people, acting jointly or representing the same interest, exceeds, up or down, the levels of 5%, 10%, 15% and, so on, successively, of the type or class of shares representing the company's capital stock, pursuant to CVM Resolution No. 44.

3.2.22   Bodies with Technical or Advisory Functions – Statutory advisory bodies of AXIA Energia and, when applicable, of its subsidiaries, with technical functions or intended to guide managers, such as, but not limited to, committees and commissions.

3.2.23   Regulatory Bodies – CVM, SEC and other securities market regulatory bodies that are competent to regulate and supervise AXIA Energia and its securities.

3.2.24   Lock-Up Period – Period of time in which AXIA Energia and the Subject Persons are prohibited from trading shares or other securities of AXIA Energia and its affiliates that are registered as publicly-held companies.

3.2.25   Related Persons – Individuals or legal entities that maintain the links indicated below with managers, fiscal councilors and/or members of any bodies with technical or advisory functions:

a)	spouse, from whom one is not legally or extrajudicially separated;
b)	partner;
c)	any dependent included in the annual income tax adjustment return;
d)	companies controlled by them directly or indirectly;
e)	third parties with whom a trust or stock portfolio management agreement was maintained.

3.2.26   Subject People – Are:

a)	Members of the Board of Directors of AXIA Energia´s companies;
b)	Members of the Fiscal Council of AXIA Energia´s companies;
c)	Statutory directors of AXIA Energia;
d)	Former managers of AXIA Energia, for a period of three (3) months after the date of leave/dismissal;
e)	Members of the other Bodies with technical or advisory functions of AXIA Energia;
f)	other employees and interns of AXIA Energia;
g)	External consultants and counterparties of commercial contracts signed with AXIA Energia who have knowledge of relevant information;
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h)	Anyone who, by virtue of their position, function or position in the Company, the controlling shareholder, its subsidiaries or affiliates has knowledge of relevant information;
i)	The Company itself and its subsidiaries;
j)	Third parties who have knowledge of relevant information, especially those who have a commercial, professional or trust relationship with AXIA Energia and/or its managers, professionals, external members of bodies with technical or advisory functions, service providers, and interns.

3.2.27   Individual Investment or Divestment Plans – Subject Persons may formalize Individual Investment or Divestment Plans, regulating their trading in securities, as provided for in sub-item 5.1.12 of this policy and in CVM Resolution No. 44.

3.2.28   Professional – For the purposes of this standard, it is equivalent to the term worker, described in the ISO 45001 standard – a person who performs work or work-related activities that are under the control of AXIA Energia.

Note 1: Persons who perform work-related work or activities, according to various procedures, paid or unpaid, such as on a regular or temporary basis, intermittently or seasonally, casually or part-time.

Note 2: Professionals include Administration, managerial and non-managerial level people.

Note 3: Work or work-related activities, performed under the control of the organization, may be performed by professionals employed by the organization, professionals from external suppliers, contractors, individuals, agency professionals, and other persons, to the extent that the organization shares control of its work or work-related activities, according to the context of the organization.

3.2.29   Securities and Exchange Commission (SEC) – Securities market regulator of the United States of America.

3.2.30   Superintendence of Corporate Relations (SEP) – One of the superintendencies of the Brazilian Securities and Exchange Commission (CVM).

3.2.31   Term de Adhesion – Statement of adhesion to this policy to be signed by the controlling shareholder, officers, statutory or not, members of the Board of Directors and the Fiscal Council, as well as anyone who, by virtue of their position, function or position at AXIA Energia, may become aware of relevant information, in accordance with Appendix I.

3.2.32   Securities – Defined in the Capital Markets Law, as well as in the regulations issued by the CVM and in the legislation of the jurisdiction in which the Company and its subsidiaries have traded securities, including the rules issued by the SEC, issued by AXIA Energia or its subsidiaries that are publicly-held companies, or exchangeable or convertible into securities issued by AXIA Energia and its subsidiaries that are publicly-held companies. They include, among others, shares, debentures, subscription bonuses, coupons, receipts and subscription rights, split certificates, certificates of deposit of securities (including those issued outside Brazil backed by shares, in particular, American Depositary Shares or ADS), call or put options, indices, promissory notes, commercial notes, notes or Bonds, and derivatives of any kind, or any other securities or collective investment contracts issued by AXIA Energia or its subsidiaries that are publicly-held companies and which, by legal determination, are considered securities.

4	PRINCIPLES

4.1        Transparency, good faith, loyalty and truthfulness.

4.2        Adherence to best practices in investor relations, ensuring regularity and transparency in securities trading, along with compliance with applicable legislation in Brazil and other jurisdictions where AXIA Energia´s companies issue or trade securities. This includes following the regulations of regulatory bodies, stock exchanges, the Code of Conduct, and the disciplinary rules governing AXIA Energia´s companies.

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4.3       Integrity, symmetry of information, fairness of treatment, and respect for investors’ rights.

5          GUIDELINES

5.1           MATERIAL INFORMATION DISCLOSURE PRACTICES

5.1.1      AXIA Energia´s Disclosure Process

5.1.1.1 The IRO must ensure the disclosure of material information, as well as its broad and immediate dissemination. The disclosure must be made simultaneously to the CVM, by means of an electronic system available on CVM's website, to the investor relations website, to the SEC, through EDGAR, and to all the managing entities of the markets in which the securities issued by AXIA Energia are admitted to trading.

5.1.1.2 Shareholders, statutory officers, members of the Board of Directors, the Fiscal Council, and bodies with technical or advisory functions must report any material information they become aware of to the IRO, who is responsible for ensuring its disclosure in accordance with applicable legislation.

5.1.1.3 If the individuals mentioned in subitem 5.1.1.2 become aware of material information and identify that the IRO has failed to fulfill the duty to communicate and disclose it, in accordance with this policy, they must notify the IRO in writing to ensure the disclosure is made. Additionally, they must immediately report the material information to the CVM to exempt themselves from any liability imposed by the applicable regulations.

5.1.1.4 The IRO must monitor any leaks of material information to the media and/or atypical fluctuations in the quotation, price, or volume of securities trading. If it is determined that such information has been inadequately disclosed, the IRO must immediately ensure its broad dissemination to the market, in accordance with applicable legislation.

5.1.1.4.1      Subject Persons must notify the IRO of:

a)     any act, fact or situation that may constitute material information of which they are aware, and/or

b)     any improper disclosure of material information that fails to comply with applicable laws, regulations, or this policy.

5.1.1.4.1.1  The IRO must assess the information and, if they determine it constitutes material information, ensure its broad and immediate disclosure to the market in accordance with applicable legislation.

5.1.1.5 Any Subject Person who has doubts about whether a particular situation qualifies as material information or about the appropriate treatment of such a situation under this policy should contact AXIA Energia’s IRO or the Investor Relations department for the necessary clarifications.

5.1.1.6 The disclosure of material information shall be made, whenever possible, simultaneously and preferably before the opening or after the closing of the stock exchanges of all the markets where AXIA Energia´ securities are traded, and, in case of incompatibility, it should align with the trading hours of the Brazilian market.

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5.1.1.7     If disclosure is necessary before the opening of the trading session, at least one hour’s notice should be given, whenever possible, to avoid delays in the start of trading and to allow adequate dissemination of the provided information.

5.1.1.8     If it is imperative that the disclosure of material information occurs during trading hours, the IRO must request, prior to the disclosure of the material fact, always simultaneously to the stock exchanges in which the securities issued by AXIA Energia are admitted to trading, the suspension of trading of the securities, or referenced to them, observing the procedures provided for in the regulations issued by the stock exchanges on the subject.

5.1.1.9     Disclosure and communication of material information to the market must be conducted in a clear, precise, objective, reliable, and timely manner, ensuring quality, transparency, truthfulness, completeness, and consistency. The information should be presented in a language accessible to the investing public, in both Portuguese and English, without prejudice to the use of additional languages if necessary. If the disclosure of material information arises from circumstances beyond the company’s control or if there is an atypical fluctuation in the quotation, price, or volume of securities issued by the company, the disclosure in English and other applicable languages may be made at a later date.

5.1.1.10        Without prejudice to AXIA Energia´s efforts to ensure consistency between translated versions, in the event of any discrepancy in interpretation, the information disclosed in Portuguese shall always prevail.

5.1.1.11        Material information must be disclosed:

a)	to the CVM, the SEC and the stock exchanges, by means of an electronic system available on CVM's website, the IR website and the SEC's EDGAR, under the terms of the applicable rules and;
b)	through at least one of the following communication channels:

i.   newspapers with a wide circulation that are used by the company on a regular basis; or

ii.   at least one news portal with a webpage on the World Wide Web that provides the complete information in a section accessible free of charge.

5.1.1.12        The disclosure of material information, as outlined in subitem 5.1.1.11, paragraph “b,” may be presented in summary form, provided it includes the addresses on the World Wide Web where the complete information is available to all investors, with content at least equivalent to that submitted to the CVM.

5.1.1.13        Any change in the communication channels used by AXIA Energia, as referred to in subitem 5.1.1.11, paragraph "b", must be preceded by the following:

a)	an update to this policy, in accordance with CVM Resolution 44;
b)	an update to the AXIA Energia Registration Form;
c)	disclosure of the implemented change using the previously established method for disseminating material information.

5.1.1.14        In addition, material information must be published on AXIA Energia´s Investor Relations website and sent by e-mail to investors who have voluntarily registered with AXIA Energia´s Investor Relations Department.

5.1.1.15  The investor relations department is responsible for preparing external communications for the capital markets through Material Facts or Notices to the Market, based on information provided by the relevant business areas or directors. These communications must be submitted for prior approval by the IRO.

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5.1.1.16  Access to undisclosed material information must be restricted to professionals directly involved in the matter, until the information is properly disclosed to the market, in accordance with the rules outlined in this policy.

5.1.1.17 In the event that material information is inappropriately disclosed to a person or group of persons, IRO and/or the investor relations department must be immediately informed so that they can ensure immediate and broad disclosure in accordance with this policy.

5.1.2      Mechanisms to control and restrict access to material information

5.1.2.1 The company must provide a copy of this policy to the Statutory Officers, members of the Board of Directors and of the Fiscal Council of the AXIA Energia companies´, when applicable, as well as to any individual who, by virtue of their role, function, or position within the company, its subsidiaries, or affiliates, may have access to material information. The company must also request the return of the signed Term of Adherence, in the format provided in Appendix I, to the company or to the AXIA Energia´s companies that are publicly traded.

5.1.2.2 Without prejudice to the obligation of all Subject Persons as outlined in subitem 5.1.2.1, directors/officers, members of the Fiscal Council, and members of any Body with technical or advisory functions established by statutory provision are specifically required to submit the signed Term of Adherence, in the format provided in Appendix I, within seven working days of assuming their respective positions.

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5.1.2.3       Any meeting with investors, in Brazil or abroad, involving matters that may constitute material information should preferably be attended by AXIA Energia´s IRO, CEO, and/or a representative from the Investor relations department.

5.1.2.3.1 In exceptional cases, when none of the above representatives are present, the content of the meeting must be reported to the IRO as soon as possible if it involves matters that may constitute material information. This ensures that any material information can be disclosed promptly and simultaneously to investors and the market in general, in accordance with the provisions of this policy.

5.1.2.4 In the event of an atypical fluctuations in the quotation, price or quantity traded of the securities, or in the event of a request for clarification by regulatory bodies, stock exchange or organized over-the-counter market entity in which the securities issued by AXIA Energia are registered as a publicly-held company, the IRO shall inquire the Subject Persons to ascertain whether they are aware of relevant information that must be disclosed to the market.

5.1.2.5 Public communications issued by subsidiaries of AXIA Energia that are registered as closely-held companies, which involve material information, must be reviewed and approved by AXIA Energia's IRO, through the investor relations area, without prejudice to the regulatory attribution granted to the IRO of a subsidiary that is a publicly-held company.

5.1.2.6 Subject Persons shall observe the following procedures, but are not limited to, in order to safeguard the proper disclosure of material information:

a)     disclose material information not disclosed strictly to those persons directly involved with the matter in question;

b)     do not discussing the relevant information:

i.         in public places or in the presence of third parties who are not aware of it; or

ii.         in telephone conferences in which it is not possible to be sure who the people who can participate in it actually are;

c)     to keep secure the medium in which the relevant information is stored and transmitted, restricting any unauthorized access;

d)     do not to comment on relevant information with third parties;

e)     do not to give interviews or make statements to the press or to use any means of communication related to relevant information, before its disclosure by the IRO, through the appropriate channels, under the terms of this policy;

f)      in case of doubt about information being characterized as material information, it must communicate, in writing, prior to any comment to the IRO and/or the investor relations area, so that they can assess whether the information constitutes material information to be disclosed, through the appropriate channels, under the terms of this policy;

g)     observe/adhere the recommendations of the CVM that deals with live presentations with the presence of AXIA Energia executives.

5.1.3      Exception to immediate disclosure

5.1.3.1       Exceptionally, material information may not be disclosed if the managers of AXIA Energia, which is a publicly-held company, understand that its disclosure will jeopardize the company's legitimate interest.

5.1.3.2 The managers of AXIA Energia, which is a publicly-held company, are obliged, preferably through the IRO, to immediately disclose the relevant information, in the event that the relevant information escapes control or if there is an atypical fluctuation in the quotation, price or quantity traded of the securities or referenced to them.

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5.1.3.3 AXIA Energia´s officers or shareholders, as well as the IRO of publicly traded subsidiaries, may submit a request to CVM’s Superintendence of Corporate Relations (SEP) either by sealed envelope marked “confidential” or via electronic mail addressed to SEP’s institutional email with the subject “confidentiality request,” as outlined in CVM Resolution 44. This request seeks CVM’s decision on the provision of undisclosed information.

5.1.3.4 In the event of sub-item 5.1.3.3, if the CVM decides to disclose the relevant information, the author of the request or, preferably, the IRO, shall, after the CVM's notification, immediately notify the stock exchanges and organized over-the-counter market entity in which the securities issued by AXIA Energia, including the holding company, wholly-owned subsidiaries and subsidiaries that are publicly-held companies are admitted to trading, and disclose the relevant information, in accordance with CVM Resolution No. 44.

5.1.4	Disclosure of annual and quartely results

5.1.4.1 The disclosure of the annual and quarterly results of AXIA Energia, which is a publicly-held company, must be made to the Brazilian and foreign markets in which the respective securities are admitted to trading, outside the trading hours of the stock exchanges.

5.1.4.2     AXIA Energia should seek to hold events with analysts and investors, on the occasion of the disclosure of the annual and quarterly financial statements, in order to provide ample knowledge of the financial information disclosed.

5.1.4.3       The dates of disclosure of the annual and quarterly financial statements, as well as conference calls or videoconferences, must be disclosed by the company through its calendar of events, available on the CVM website and on AXIA Energia's Investor Relations website.

5.1.4.3.1       AXIA Energia must provide the access details for teleconferences or videoconferences in advance.

5.1.5	Meetings and teleconference or videoconference with analysts and investors

5.1.5.1        AXIA Energia may engage with shareholders and investors through conferences, teleconferences, videoconferences, roadshows, and investor meetings or events, both in Brazil and abroad.

5.1.6      Disclosure of information on trading from officers, Fiscal Council members, members of any bodies with technical or advisory functions established by statutory provision and Related Persons

5.1.6.1       AXIA Energia's managers, as well as its fiscal council members and members of bodies with technical or advisory functions, are required to inform the IRO and AXIA Energia's investor relations area:

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a)	The ownership of securities issued by AXIA Energia itself, by its parent companies or subsidiaries, in the latter two cases provided that it is a publicly-held company (appendix II). AXIA Energia's subsidiaries and affiliates are also required to inform the Company, through the IRO and AXIA Energia's investor relations area, of the ownership of AXIA Energia's securities, of the controlling or controlled companies, in the latter two cases, provided that it is a publicly-held company (Appendix II);
b)	Trades carried out with securities issued by AXIA Energia itself, by its parent companies or subsidiaries, in the latter two cases provided that it is a publicly-held company (Appendix III). AXIA Energia's subsidiaries and affiliates are also required to inform the Company, through the IRO and AXIA Energia's investor relations area, of the trades carried out with securities issued by AXIA Energia itself, by the controlling companies or subsidiaries, in the latter two cases, provided that it is a publicly-held company (Appendix III).

5.1.6.2 Officers, Fiscal Council members, and members of bodies with technical or advisory functions of AXIA Energia are obliged to inform AXIA Energia and the respective subsidiary, through the DRI and the investor relations area of AXIA Energia, the securities issued by AXIA Energia itself and its parent or controlled companies, in the latter two cases, provided that it is a publicly-held company, which are owned and/or traded by Related Persons (Appendices II and III).

5.1.6.3 The communication referred to in sub-items 5.1.6.1 and 5.1.6.2 shall cover trading in derivatives, whether physical or financial settlement, or any other securities referenced in the securities issued by AXIA Energia or issued by its parent companies or subsidiaries, in the latter two cases, provided that it is a publicly-held company.

5.1.6.4 In the latter two cases, provided that it is a publicly-held company, the investment, redemption and trading of shares of investment funds whose regulations provide that their stock portfolio is composed exclusively of shares issued by AXIA Energia is equivalent to the trading of securities issued by AXIA Energia itself, by its parent companies or subsidiaries, in the latter two cases, provided that it is a publicly-held company. of its parent companies or subsidiaries.

5.1.6.5 The communication must contain, at least, the following items and be delivered, in the form of Appendices II and III, as appropriate:

a)	name and qualification of the communicant, and, if applicable, of the Related Persons, indicating the registration number in the National Registry of Legal Entities (CNPJ) or in the Registry of Individuals (CPF) of the communicant and, as the case may be, of the Related Persons;
b)	quantity, by type and class, in the case of shares, and other characteristics in the case of other securities, in addition to the identification of the issuing company and the balance of the position held before and after trading;
c)	form of acquisition or disposal, price and date of transactions.
5.1.6.6	The communication referred to in this item 5.1.6 must be made:
a)	within five days of each trade (Appendix III);
b)	on the first working day after investiture in office (Appendix II).

5.1.6.7    Managers, members of the fiscal council, and members of bodies with technical or advisory functions must inform AXIA Energia and, when applicable, the respective subsidiary that is a publicly-held company, through the IRO and AXIA Energia's investor relations area, of any change in the information within 15 days of the change.

5.1.6.8    In the event that managers, members of the fiscal council and members of bodies with technical or advisory functions have taken office in their respective positions on dates prior to the date of entry into force of this policy, such persons shall promptly provide to AXIA Energia and, when applicable, to the respective subsidiary that is a publicly-held company, through the IRO and AXIA Energia's investor relations area, the information contained in sub-item 5.1.6.5, including the current quantity, characteristics and form of acquisition of the securities, if it has not previously done so, in the manner established herein.

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5.1.6.9    AXIA Energia shall submit to the CVM and, if applicable, to the stock exchanges or to the entities of the organized over-the-counter market in which AXIA Energia's shares are admitted to trading, the information referred to in CVM Resolution No. 44, in relation to the securities traded by AXIA Energia itself, by its subsidiaries and affiliates, as well as by administrators, members of fiscal councilors, members of bodies with technical or advisory functions of AXIA Energia and the Persons Related to them.

5.1.6.10 The information must be sent by AXIA Energia that are publicly-held companies, within ten days after the termination:

a)	the month in which there are changes in the positions held;
b)	the month in which the investiture in office of the persons mentioned in sub-item 5.1.6.7 occurs; or
c)	of the month in which the communication provided for in sub-item 5.1.6.9 occurs.

5.1.6.11 The information referred to in sub-item 5.1.6.5 must be delivered individually and consolidated by the body indicated therein, and must be made available in the CVM's electronic system and on the world wide web:

a)	the individual positions of the company itself, its affiliates and subsidiaries;
b)	the positions, consolidated by body, held by the members of the management, of the Fiscal Council, when installed, and of any bodies with technical or advisory functions created by statutory provision.

5.1.6.12 Without prejudice to the information mentioned in sub-item 5.1.6.11, the managers, members of the fiscal council and members of bodies with technical or advisory functions of AXIA Energia, are obliged to inform AXIA Energia and, when applicable, the respective subsidiary that is a publicly-held company, through the IRO and AXIA Energia's investor relations area, the ownership and trading of Bonds issued by AXIA Energia and its subsidiaries, in the form of Appendix IV.

5.1.6.12.1 The obligation depicted above also applies to the ownership and trading of Bonds by Connected People.

5.1.6.13 The IRO is responsible for transmitting to the CVM and, if applicable, to the managing entities of the markets in which the securities are admitted to trading, the information received by AXIA Energia that are publicly-held companies under the terms of sub-item 5.1.6.12.

5.1.7	Disclosure of related party transactions

5.1.7.1       The disclosure of information regarding related party transactions must comply with applicable laws and regulations and adhere to this policy as well as the Related Party Transactions and Conflict of Interest Policy.

5.1.8   Disclosure of information on trades involving significant equity stake, as well as those conducted by controlling shareholders and other shareholders

5.1.8.1 Any individual or legal entity, or group of persons, acting jointly or representing the same interest, that carries out relevant trades must, pursuant to CVM Resolution No. 44, send to AXIA Energia and, when applicable, to the subsidiary that is a publicly-held company, through the IRO and AXIA Energia's investor relations area, the following information:

a)	name and qualification, including the Corporate Tax Identification Number (CNPJ) or Individual Tax Identification Number (CPF);
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b)	the purpose of the participation and the quantity targeted, including, if applicable, a statement confirming that the transactions are not intended to alter the composition of control or the administrative structure of the issuer;
c)	number of shares and other securities and derivative financial instruments referenced in such shares, whether physical or financial settlement, explaining the quantity, class and type of the referenced shares;
d)	indication of any agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the issuing company;
e)	if the shareholder is resident or domiciled abroad, the name or corporate name and the registration number in the Individual Taxpayer Registry (CPF) or in the National Registry of Legal Entities (CNPJ) of its agent or legal representative in the country for the purposes of article 119 of the Brazilian Corporation Law;
f)	other information that may be required by applicable legislation.

5.1.8.2 The obligations provided for in sub-item 5.1.8.1 also extend to the acquisition of any rights over the shares and other securities mentioned above and to the execution of any derivative financial instruments referenced in shares, even if there is no provision for physical settlement. In these cases, the following rules must be observed:

a)	Shares directly held and those referenced by physical settlement derivative financial instruments shall be considered together for the purposes of verifying the percentages referred to in the definition of relevant trades of this Policy;
b)	the shares referenced by derivative financial instruments with a forecast of exclusively financial settlement must be computed, regardless of the shares referred to in item "a", for the purpose of verifying the percentages referred to in the definition of "Relevant Trades" of this policy;
c)	the number of shares referenced in derivative instruments that confer economic exposure to the shares cannot be offset against the number of shares referenced in derivative instruments that produce inverse economic effects;
d)	the obligations set forth above do not extend to Structured Operations Certificates (COEs), securities index funds and other derivative financial instruments in which the shares issued by the company have a weight of less than 20%.

5.1.8.3 The communication must be made immediately after the participation referred to in the definition of relevant negotiations of this policy is achieved.

5.1.8.4 In cases where the acquisition results or has been carried out with the objective of changing the composition of the control or administrative structure of AXIA Energia or its subsidiaries that are publicly-held companies, as well as in cases where the acquisition generates the obligation to carry out a public offering, under the terms of the applicable regulations, the acquirer must also promote the disclosure, at least, through the same communication channels usually adopted by AXIA Energia and, when applicable, by the respective subsidiary that is a publicly-held company, under the terms of this policy.

5.1.8.5 The IRO shall send the information indicated in sub-item 5.1.8.1, as soon as it is received by AXIA Energia or by its subsidiary that is a publicly-held company, to the CVM and, if applicable, to the entities managing the markets in which the securities issued by it are admitted to trading, pursuant to CVM Resolution No. 44.

5.1.9          Restriction on securities trading

5.1.9.1       Prior to the disclosure to the market, by AXIA Energia and/or AXIA Energia, which are publicly-held companies, of material information occurring in AXIA Energia's business or subsidiaries, pursuant to CVM Resolution No. 44, it is forbidden to trade in securities issued by AXIA Energia or its subsidiaries, or referenced to them, by AXIA Energia, its subsidiaries and by the Subject Persons who are aware of such material information, pursuant to CVM Resolution No. 44, without prejudice to the provisions of item 5.1.6.14.

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5.1.9.2        For the purposes of this policy, it is assumed that:

a)	a Subject Person who trades securities with material information not yet disclosed has made use of such information in said trading, being subject to the penalties established in this policy and in the relevant legislation;
b)	direct or indirect controlling shareholders, the managers and members of the Fiscal Council, in addition to the company itself and, when applicable, its subsidiaries, in relation to the business with securities issued by the company, have access to all relevant information not yet disclosed;
c)	the individuals listed in item "b", as well as those who have a commercial, professional or trust relationship with the Company, upon having had access to material information not yet disclosed, know that it is privileged information;
d)	the manager who leaves AXIA Energia who are publicly-held companies with relevant information and not yet disclosed uses such information if he trades securities issued by the company within three months from his dismissal;
e)	from the moment studies or analyses related to the matter are initiated, information about merger, total or partial spin-off, merger, transformation, or any form of corporate reorganization or business combination, change in control of the company, including through the execution, amendment or termination of the shareholders' agreement, decision to cancel the registration of the publicly-held company or change in the trading environment or segment of the company, are relevant. shares issued by it;
f)	information about the request for judicial or extrajudicial reorganization and bankruptcy made by AXIA Energia is relevant, from the moment studies or analyses related to such request are initiated.

5.1.9.3        The presumptions provided for in sub-item 5.1.9.2 are relative and must be analyzed together with other elements that indicate that the aforementioned prohibition was, in fact or not, disrespected and may, if applicable, be used in combination.

5.1.9.4      The prohibitions cease to be in force as soon as AXIA Energia and/or its subsidiaries that are publicly-held companies, as the case may be, disclose the relevant information to the market, under the terms of this policy and the applicable legislation.

5.1.9.4.1  The IRO must inform by internal communication in the event that AXIA Energia verifies the need to maintain the trading prohibition even after the disclosure of the relevant information.

5.1.9.5      In the period of 15 days prior to the date of disclosure of the company's quarterly accounting information (ITR) and annual financial statements, except for the provisions on individual investment/divestment plans in this policy, as indicated in sub-item 5.1.12 and CVM Resolution No. 44, the company, the controlling shareholders, managers, members of the Fiscal Council and members of bodies with technical or advisory functions of AXIA Energia, They are prevented from carrying out any trading with the securities issued by the Company and its subsidiaries that are publicly-held companies, or referenced to them, regardless of the knowledge, by such persons, of the content of the Company's quarterly accounting information and annual financial statements.

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5.1.9.6      The prohibition addressed herein does not depend on the assessment of the existence of material information pending disclosure or the intention in relation to the negotiation.

5.1.9.7      The period referred to in sub-item 5.1.9.5 must be counted excluding the day of disclosure, but securities trading can only be carried out on that day after such disclosure.

5.1.9.8      The prohibition does not apply to:

a)	trades involving fixed income securities, when carried out through operations with combined commitments of repurchase by the seller and resale by the buyer, for settlement on a pre-established date, prior to or equal to the maturity of the securities subject to the operation, carried out with predefined profitability or remuneration parameters;
b)	operations aimed at fulfilling obligations assumed before the beginning of the prohibition period arising from securities loans, exercise of call or put options by third parties and forward purchase and sale agreements;
c)	Trades carried out by financial institutions and legal entities that are part of its economic group, provided that they are carried out in the normal course of their business and within the parameters pre-established in this Policy.

5.1.9.9      If any agreement or contract has been entered into for the transfer of the respective shareholding control, or if an option or mandate has been granted for the same purpose, as well as in the case of an intention to promote incorporation, total or partial spin-off, merger, transformation, or corporate reorganization, and provided that the operation has not been made public through the disclosure of a Material Fact, AXIA Energia´s Board of Directors may not resolve on the acquisition or disposal of its shares.

5.1.9.10   The IRO may, without the need for justification, establish Blocking Periods. In such cases, the IRO must explicitly communicate the start and end dates of the restriction through an internal written notice. During this period, AXIA Energia and the Subject Persons must maintain confidentiality.

5.1.9.11   The lack of communication from the IRO regarding the Blocking Period does not exempt AXIA Energia companies or Subject Persons from complying with this policy, as well as with the applicable legal provisions, particularly CVM Resolution 44.

5.1.9.12   The assumptions, prohibitions and reporting obligations set forth in this policy apply:

a)	trades carried out on stock exchanges and in the over-the-counter market, organized or unorganized, as well as those carried out without the intervention of an institution that is part of the distribution system;
b)	trades carried out directly or indirectly, whether such trades take place through controlled companies or through third parties with whom a trust or portfolio or stock management agreement is maintained;
c)	to trades carried out on its own account or on behalf of third parties;
d)	securities rental operations;
e)	to the Bonds issued by AXIA Energia and its subsidiaries.

5.1.9.13   Indirect trading or on behalf of third parties is not considered to be trading carried out by investment funds of which the Persons Subject to this policy are shareholders, provided that:

a)	such funds are not exclusive;
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b)	the trading decisions of the fund administrator or manager cannot be influenced by the shareholders.

5.1.9.14   It is presumed, unless proven otherwise and subject to the provisions of subitem 5.1.11.15, that the trading decisions of the portfolio and manager of an exclusive fund are influenced by the fund’s quota holder.

5.1.9.15   The presumption referred to in subitem 5.1.9.14 does not apply to exclusive investment funds whose quota holders are insurance companies or open supplementary pension entities, and whose purpose is to invest PGBL and VGBL funds during the deferral period.

5.1.10	Exceptions to the restriction on the trading of securities
5.1.10.1	The presumptions provided for in sub-item 5.1.9 do not apply:
a)	The acquisition, through private trading, of shares that are held in treasury, resulting from the exercise of a call option in accordance with the stock option grant plan approved at the Shareholders' Meeting, or when it is a case of granting shares to managers, professionals or service providers as part of compensation previously approved at the Shareholders' Meeting;
b)	Trades involving fixed-income securities, when carried out through operations with combined commitments of repurchase by the seller and resale by the buyer, for settlement on a pre-established date, prior to or equal to the maturity of the securities subject to the operation, carried out with predefined profitability or remuneration parameters.
5.1.10.2	The prohibitions provided for in sub-item 5.1.9 do not apply:
a)	trades that are carried out in accordance with individual investment or divestment plans, as defined below;
b)	subscriptions of new securities issued by the Company, without prejudice to the application of the rules that provide for the disclosure of information in the context of the issuance and offering of these securities.

5.1.10.3           The Subject Persons may formalize individual investment or divestment plans regulating their trading of securities, in order to remove the applicability of the presumptions provided for in sub-item 5.1.9 and in CVM Resolution No. 44 (Individual Investment or Divestment Plans).

5.1.10.4           Individual Investment or Divestment Plans must contain provisions that prevent the use, by the Subject Person, of material information not disclosed for its own benefit, directly or indirectly, and, therefore, must be prepared in such a way that the decision to buy or sell securities by the Subject Person cannot be made after knowledge of material information not disclosed, the holder of the Individual Investment and Divestment Plan refraining from exercising influence over the operation pending material information not disclosed.

5.1.10.5           Individual Investment or Divestment Plans shall:

a)	be formalized, in writing, before the DRI, before any negotiations are carried out, according to Appendix V;
b)	be subject to verification, including with regard to its institution and the making of any change in its content;
c)	establish, irrevocably and irreversibly, the dates and the amounts or quantities of the trades to be carried out by the participants;
d)	provide for a minimum period of three months for the plan itself and its eventual modifications and cancellation to take effect.
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5.1.10.6           The Individual Investment or Divestment Plans may allow the trading of securities in the period of 15 days prior to the date of disclosure of quarterly financial information (ITR) and annual financial statements, provided that, in addition to observing the requirements of this policy:

a)	the company has approved a schedule defining specific dates for the disclosure of quarterly accounting information (ITR) and annual financial statements;
b)	oblige its participants to revert to the company any avoided losses or potential gains earned in securities trading, resulting from any change in the disclosure dates of quarterly accounting information (ITR) and annual financial statements, calculated by means of reasonable and verifiable criteria defined by the plan itself.

5.1.10.7           Participants in Individual Investment or Divestment Plans are prohibited from simultaneously maintaining in force more than one Individual Investment or Divestment Plan and carrying out any operations that nullify or mitigate the economic effects of the operations to be determined by the Individual Investment or Divestment Plans.

5.1.10.8           The Subject Persons who sign Individual Investment or Divestment Plans must communicate to the IRO and to AXIA Energia's investor relations area, always in writing:

a)	all negotiations carried out, within five days of their occurrence;
b)	subsequent changes to the Individual Investment or Divestment Plans or non-compliance with such plans. In addition, they must also communicate to the stock exchanges about their Individual Investment or Divestment Plans and subsequent changes or non-compliance with such plans. The communication must contain, at least, an indication of whether the plan is for scheduled investment or divestment, the dates and the amounts or quantities of the trades to be carried out.

5.1.10.9           AXIA Energia's investor relations area must maintain specific and individualized control of all Individual Investment or Divestment Plans carried out under the terms of sub-item 5.1.10.6 and immediately communicate to the IRO any cases of non-compliance with such plans.

5.1.10.10        Without prejudice to the guideline established in sub-item 5.1.10.11, the IRO must evaluate the Individual Investment or Divestment Plans in view of the regulations in force, and may refuse to file them with AXIA Energia if they are in disagreement with this policy or with the regulations in force.

5.1.10.11        It is incumbent upon AXIA Energia's Audit and Risk Committee, with the support of the instruction by the IRO and by AXIA Energia's investor relations area, to verify, at least every six months, the adherence of the negotiations carried out by the participants of eventually formalized Investment or Divestment Plans, as well as to report its conclusions and any recommendations to the Board of Directors.

5.1.11      Penalties and serious infringements

5.1.11.1 Pursuant to CVM Resolution No. 44, failure to comply with its provisions constitutes a serious infraction, for the purposes set forth in the Capital Markets Law.

5.1.11.2 Without prejudice to the other penalties provided for in the applicable legislation and regulations, in case of violation of the provisions set forth in this policy, the offender will be subject to the sanctions applicable in AXIA Energia's regulations and also to civil liability for damages that may be caused to AXIA Energia and/or its subsidiaries.

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5.1.11.3 The provisions of this policy do not eliminate administrative, civil and criminal liabilities arising from the applicable legislation and regulations that may be imputed to third parties not directly linked to AXIA Energia, who are aware of relevant information and may use it in violation of the law, regulation and the rules of this policy.

5.1.11.4 Without prejudice to the competences of the complaint investigation area and other compliance areas of the company, the investor relations area must inform the complaint investigation area, for the due investigations:

a)	if it becomes aware, through the communications referred to in sub-item 5.1.11.2, of trading of securities for prohibited periods;
b)	or if there are atypical fluctuations in AXIA Energia's shares, thus characterized as the price or volume variation;
c)	if you identify any other potential violation of this policy.

6          RESPONSABILITIES

6.1           Board of Directors (CA)

6.1.1 Approve this policy and forward it to the boards of AXIA Energia.

6.1.2        Review, semi-annually, the conclusions and any potential recommendations of the AXIA Energia´s Audit and Risk Committee regarding the adherence to trading conducted by participants in any formalized Investment or Divestment Plans.

6.2           Board of Directors Executive Officers (DE)

6.2.1      Approve this policy and ensure its implementation.

6.3          Investor Relations Department (DRI)

6.3.1      Execute and monitor this policy.

6.4           Investor Relations Officer

6.4.1   Send to the CVM and the SEC, via the electronic systems available on the CVM and SEC websites, and, if applicable, to the stock exchanges and organized over-the-counter market entities where the securities are admitted to trading, any material information occurring or related to the business of AXIA Energia and its subsidiaries. Additionally, ensure the wide and immediate dissemination of such information, simultaneously, across all markets in which these securities are traded.

6.4.2   Cause the disclosure of material information to precede or be made simultaneously with the dissemination of the information by any means of communication, including information to the press, media or social networks, or at meetings of class entities, investors, analysts or with a selected audience, in the country or abroad.

6.4.3   To inquire the Subject Persons in order to ascertain whether they are aware of relevant information that must be disclosed to the market, in the event of escape from control, leakage in the media, request for clarification from regulatory bodies or stock exchanges, or even if there is an atypical fluctuation in the quotation, price or quantity traded of the securities, or referenced thereto, issued by AXIA Energia, including the holding company, wholly-owned subsidiaries and subsidiaries, which are publicly-held companies, as well as provide for the immediate disclosure of such material information, through the appropriate channels, as provided for in this policy.

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6.4.4   Comply with this policy, CVM Resolution No. 44, CVM Resolution No. 80 and other legislation applicable to AXIA Energia regarding the disclosure of material information, the trading of securities pending undisclosed material information or the disclosure of information on the trading of securities.

6.4.5   Clarify requests from regulatory bodies and stock exchanges about material information and securities trading pending undisclosed material information.

6.4.6   Assess the need to request, always simultaneously, to the stock exchanges, the suspension of trading of securities, for the time necessary for the adequate dissemination of relevant information.

6.4.7   Analyze rumors, speculations and news published by any media medium and their impact on the quotation, price and traded volume of securities on investors' decision to buy, sell or hold securities or on investors' decision to exercise any rights inherent to the condition of holder of securities and, as the case may be, provide the necessary clarifications to the market, immediately and under the terms of this policy.

6.4.8   Promote, as necessary, through its investor relations area, the training of the Subject Persons on the content of this policy.

6.4.9   Transmit to the CVM, the SEC and, if applicable, to the stock exchange and the organized over-the-counter market entity in which the securities are admitted to trading the information on the ownership and trading carried out with securities by statutory officers, members of the Board of Directors (BoD), members of the Fiscal Council, when installed, and any bodies with technical or advisory functions, created by statutory provision, of the company and AXIA Energia that are publicly-held companies.

6.4.10   To be responsible for the implementation and monitoring of this policy.

6.5           Subject Persons

6.5.1	Observe this policy, CVM Resolution 44, CVM Resolution 80 and any other legislation applicable to AXIA Energia´s companies regarding the disclosure of material information, the trading of securities pending undisclosed material information or the disclosure of information on the trading of securities.
6.5.2	Notify the IRO or the investor relations department of:
a)	any act, fact or situation that may constitute material information of which they are aware, and/or
b)	any improper disclosure of material information that does not comply with applicable legislation, regulations, or this policy.

6.5.3   Immediately inform the IRO when material information is inappropriately disclosed to a person or group of persons.

6.5.4   Immediately respond to requests and clarifications from the IRO or the investor relations area regarding the verification of the existence of material information not disclosed or within the scope of determining liability for undue disclosure.

6.5.5   To keep confidential the relevant information to which they have privileged access due to the position or position they occupy, until its proper disclosure to the market, as well as to ensure that subordinates and third parties of their trust also do so, responding to them, in the event of non-compliance with the duty of confidentiality.

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6.5.6   Observe the mechanisms for controlling and restricting access to relevant information provided for in this policy.

6.5.7   Notify the IRO, in writing, whenever they find that it fails to disclose relevant information, under the terms of this policy, so that the disclosure can be made.

6.5.8   Immediately communicate the relevant information to the CVM, respecting the Spokespersons Policy, whenever they find that the IRO fails to disclose material information in disagreement with the provisions of this policy.

6.5.9   Observe the prohibitions and restrictions on trading, in the imminence of disclosure of relevant information, under the terms of this policy and the applicable legislation.

6.5.10   Require external consultants, partners, service providers, Business Contacts, and their respective professionals and representatives, or any person who has a business relationship with AXIA Energia, with access to undisclosed material information, and are under its management, to be aware of this policy, and, whenever the hiring of these persons involves access to undisclosed material information, arrange for them to sign the Statement of Adhesion or appropriate confidentiality agreements, and the Terms of Adhesion must be forwarded to the IRO or to the investor relations area.

6.5.11   Informing the company and, when applicable, the subsidiaries that are publicly-held companies, through the DRI, of the ownership and trading carried out with securities, including those of Related Persons, pursuant to CVM Resolution No. 44.

6.5.12   Ensure compliance with the prohibition on the improper use of undisclosed relevant information to obtain any advantages, pecuniary or not, for themselves or for third parties.

7          GENERAL PROVISIONS

7.1 The legal and regulatory provisions related to the subject and the normative documents, decisions issued by AXIA Energia and specific legal agreements in force must be observed, including specific contracts signed between AXIA Energia and a Subject Person.

7.2 This policy can be broken down into other specific normative documents, always aligned with the principles and guidelines established herein.

7.3 Other terms contained in this policy that are not expressly defined herein shall have the meanings set forth in the applicable legislation, in particular in CVM Resolution No. 44.

7.4 This policy and any changes that may be made shall be disclosed, in accordance with CVM Resolution No. 44 and sub-item 5.1 of this policy, and, once made public, shall be observed by all Subject Persons.

7.5 Any doubts about the provisions of this policy must be clarified with the company's IRO, which must have the support of the investor relations area in the preparation of responses, under the terms of this policy.

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7.6 Unless otherwise stated in a particular section of this policy, any communications or notifications regarding material information to the IRO must be dated, clearly identify that it is confidential information, and will only be considered delivered if:

a)	received, in person, upon counter-receipt;
b)	sent by registered mail, with acknowledgment of receipt; or
c)	sent to the corporate e-mail of AXIA Energia's Investor Relations Department.

7.7 This policy enters into force on the date of its approval by the Board of Directors (BoD) and is valid for five years, and may be amended at any time, upon new approval by the Board of Directors (BoD) and adequate disclosure with regulatory bodies and stock exchanges, pursuant to CVM Resolution No. 44 and this policy.

7.8 The approval or amendment of this policy must be communicated to the CVM and, if applicable, to the entities managing the markets in which the securities are admitted to trading, and the communication must be accompanied by a copy of the resolution and the entire content of the documents that govern and integrate said policy.

7.9 Without prejudice to subsequent investigation and sanction, the CVM may determine the improvement or amendment of this policy, if it understands that its content does not prevent the use of the relevant information in the trading of securities or if it understands that it does not adequately comply with the terms of CVM Resolution No. 44.

7.10 The guidelines established in this document must be observed by all AXIA Energia professionals, Subject Persons, contractors, service providers and interns, in addition to any business partners, suppliers, service providers and professionals from commercial partners and subsidiaries.

7.11 All normative documents and provisions contrary to this policy are hereby revoked.

8          HISTORY OF EDITIONS

Edition	Name	Code and date of approval
4.0	Disclosure of Elevating Information and Trading of Securities	RES-604/2024 of 12/09/2024 and DEL-209/2024 of 12/12/2024
4.1	Main changes
New standardization and adaptation of the normative document.

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9          APPENDICES

Appendix I – Term of Adhesion to the Policy

Appendix II – Securities Ownership Report

Appendix III – Securities Trading Statement

Appendix IV – Securities Ownership and Trading Statement

Appendix V – Statement of Individual Investment or Divestment Plan

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Appendix I

Term of Adhesion to the Policy

I, ___________________, ___________________ (profession), ___________________ (marital status), resident and domiciled at___________________________________, bearer of CPF No. ___________________ and RG No. ___________________, issued by ___________________, in the capacity of ___________________ (role, position, or relationship with AXIA Energia´ and/or AXIA Energia´s Companies) of (company name), headquartered at ___________________, registered with the Corporate Taxpayer’s Identification (CNPJ) under No. , hereby adhere to the ‘Disclosure of Material Information and Securities Trading Policy of AXIA Energia´s Companies’ issued by AXIA Energia S.A. (‘AXIA Energia’), a corporation registered with the Corporate Taxpayer’s Identification (CNPJ) No. 00.001.180/0001-26, and declare:

(i)  I am fully aware of the rules contained in the ‘Disclosure of Material Information and Securities Trading Policy of AXIA Energia Companies,’ a copy of which I have received, and I guarantee that I will always act in accordance with these rules; and

(ii)  I am aware that any violation of the provisions of this ‘Disclosure of Material Information and Securities Trading Policy of AXIA Energia Companies’ will subject me to penalties imposed by regulatory bodies and stock exchanges, in addition to the disciplinary and legal sanctions that may be applied by AXIA Energia itself.”

I hereby sign this Agreement in three copies, each of equal form and content, in the presence of the two undersigned witnesses

______________, ___ of __________ of ______

_______________________________

[Signature of Declarant]

Does the signatory hold securities issued by AXIA Energia, its parent companies, or subsidiaries, provided that the latter two are publicly traded companies?

( ) Yes, you must fill in Appendix II and/or Appendix IV

( ) No

Witnesses:

1. Name: Individual Tax ID: General ID:	2. Name: Individual Tax ID: General ID:

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Appendix II

Securities Ownership Report

I hereby inform you that I own securities issued by the company, its publicly traded controlling companies or controlled subsidiaries. The securities are owned by me or by Related Persons, in accordance with the Disclosure of Material Information and Securities Trading Policy of AXIA Energia´s Companies and CVM Resolution 44/2021.

Report of Direct or Indirect Ownership of Securities Issued by AXIA Energia, its Publicly Traded Controlling Companies or Controlled Subsidiaries

Date:_________

Holder Name: _________________________________ Corporate/Individual Tax ID: _____________________

Qualification: _________________________________

Address: _________________________________ City: _________________________________

State: _________________________________ Zip Code: _________________________________

Phone Number: _________________________________

It is a Subject Person, in accordance with the policy: ( ) No ( ) Yes, position:

( ) Member of the Board of Directors ( ) Officer ( ) Member or alternate member of the Fiscal Council ( ) Member a technical or advisory function

Are you a Related person, in accordance with the policy: ( ) No ( ) Yes. Inform degree of kinship, name, Individual Tax ID, qualification, as well as degree of kinship with Subject person:

Do you have an individual investment or divestment plan: ( ) Yes ( ) No Is a subsidiary or affiliate of the company: ( ) Yes ( ) No

Date of trading	Issuer (whether it is AXIA Energia or its publicity traded subsidiaries or controlling companhies)	Type of trade	Type of security (whether it is a share or other security, according to the policy)	Total quantity by type and class, in the case of shares, and other characteristics in the case of other securities	Purchase price	Broker used	Other material information

I hereby sign this Ownership Report in three copies, each of equal form and content, in the presence of the two undersigned witnesses. I also DECLARE that I will notify the company’s Investor Relations Officer of any changes to the information provided herein.

_____________, ____ of ___ of 20__

_______________________________________

[Signature of Declarant]

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Instructions for filling out (Appendix II – Securities Ownership Report):

1.     Check the entire content of AXIA Energia's Policy for the Disclosure of Material Information and Trading of Securities and CVM Resolution No. 44/2021.

2.     Definition of Related Persons and Subject Persons, see items 3.2.22 and 3.2.23 respectively.

3.   This Report must be declared by the managers, members of the audit committee (and their alternates) and members of any bodies with technical or advisory functions created by statutory provision, on the first business day after taking office, and must be accompanied, when applicable, by the Report completed by a person related to whom they have any of the relationships provided for in article 11, Paragraph 2 of CVM Resolution No. 44/2021.

4.   Individual Investment or Divestment Plans – Subject Persons may formalize individual investment or divestment plans, regulating their trading of securities, as provided for in sub-item 5.1.12 of this policy and in CVM Resolution No. 44.

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Appendix III

Securities Trading Statement

I hereby declare the trading of securities issued by the company, its publicly traded controlling companies or controlled subsidiaries, carried out by me or by related persons, in the month of_______________________ of 20_____, in accordance with AXIA Energia's Policy for the Disclosure of Material Information and Trading of Securities and CVM Resolution No. 44/2021:

Holder Name:_____________________________Corporate/Individual Tax ID:_______________ Qualification: ______________________ Address: ______________________

City: ______________________ State: ______________________ ZIP Code: _________________________________

Phone Number: ______________________

Are you a Subject Person in accordance with the policy: ( ) No ( ) Yes, position:

( ) Member of the Board of Directors ( ) Officer ( ) Member or alternate member of the Fiscal Council ( ) Member of a technical or advisory function

Are you a Related Person in accordance with the policy: ( ) No ( ) Yes. Inform degree of kinship, name, Individual Tax ID, qualification, as well as degree of kinship with a subject person:

Do you have an individual investment plan: ( ) No ( ) Yes. Was the trading below carried out in compliance with an individual investment plan: ( ) Yes ( ) No. Justify:
Is it a subsidiary or associate of the company: ( ) Sim ( ) Não

The trading below was carried out by:

OPENING BALANCE OF SECURITIES OWNERSHIP
Issuer (whether it is AXIA Energia or its publicly traded subsidiaries or controlling companies)	Type of security (whether it is a share or other security, according to the policy. Inform type and class in the case of shares, and other characteristics in the case of other securities, such as issue date/series, convertibility, terms, guarantees)	Total quantity by type and class in the case of shares, and other characteristics in the case of other securities	% of Initial Total Holding: Identification of the balance of the position held before the trade:		Other material information

			Number of initial securities by type/class:	% initial participation by type/class:

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Movement in the month _________ of 20__:

Issuer (whether it is AXIA Energia or its

Type of security (whether it is a share or other security, according to the policy. Inform type and class in the case of shares, and other characteristics in the case of other securities, such as issue date/series, convertibility, terms, guarantees)

	Intermediate	Form of acquisition or disposal	Date of transaction	Quantity by type and class, in the case of shares, and other characteristics in the case of other securities	Price	Volume (Price X Quantity)
publicly traded
subsidiaries or
controlling
companies)

FINAL BALANCE OF SECURITIES OWNERSHIP AFTER TRADING
Issuer (whether it is AXIA Energia or its publicly traded subsidiaries or controlling companies)	Type of security (whether it is a share or security, according to the policy)	Total quantity by type and class, in the case of shares, and other characteristics in the case of other securities, such as issue date/series/ convertibility, terms, guarantees	% of Initial Total Holding: Identification of the balance of the position held before the trade:		Other material information

			Number of initial securities by type/class:	% initial participation by type/class:

Pursuant to CVM Resolution No. 44/2021 and its subsequent amendments, I also DECLARE that I will communicate to the company's Investor Relations Officer any change in the information provided herein. Therefore, I sign this Securities Trading Statement, in three copies of the same content and form.

       ,         of         20__

____________________________________________

[Signature of Declarant]

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Filling instructions (Appendix III – Securities Trading Statement):

1.  Verify the entire content of AXIA Energia's Policy for the Disclosure of Material Information and Trading of Securities and CVM Resolution No. 44/2021;

2.     Definition of Related Persons and Subject Persons, see items 3.2.22 and 3.2.23 respectively.

3.  This Report must be made by managers, members of the audit committee (and their alternates) and members of any bodies with technical or advisory functions created by statutory provision, (i) within five days after the completion of each business, and (ii) within 15 days from the date on which any change in the information provided for in the Report completed by the person linked to the transaction occurs, with whom it has any of the relationships provided for in article 11, paragraph 2 of CVM Resolution No. 44/2021. The respective brokerage notes of the operation(s) must be attached to this Report.

4.   The communication referred to in this Appendix III shall cover trading in derivatives or any other securities referenced in the securities issued by the company or issued by its parent companies or subsidiaries, in the latter two cases, provided that it is a publicly-held company. The trading of securities issued by the company itself, by its parent companies or controlled companies, for the purposes of communication referred to in this Appendix III, is equivalent to the application, redemption and trading of shares of investment funds whose regulation provides that their stock portfolio is composed exclusively of shares issued by the company, by its parent companies or subsidiaries.

5.   Individual Investment or Divestment Plans – Subject Persons may formalize individual investment or divestment plans, regulating their trading of securities, as provided for in sub-item 5.1.12 of this policy and in CVM Resolution No. 44.

6.   This Report, when completed by any related person, must be submitted together with the Report completed by the administrator, fiscal council member (and their alternates) or member of any bodies with technical or advisory functions created by statutory provision with whom they have any of the relationships provided for in article 11, paragraph 2 of CVM Resolution No. 44/2021.

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Appendix IV

Declaration of Ownership and Trading of Bonds

I hereby declare the trading of bonds issued by the company, in the month of _______ of 20_ _, pursuant to AXIA Energia's Policy for the Disclosure of Material Information and Trading of Securities:

Name: Corporate/Individual Tax ID:

Qualification:

Address: City:

State: Zip Code:

Phone Number:

Are you a subject person, in accordance with the policy: ( ) No ( ) Yes, position:

( ) Member of the Board of Directors ( ) Officer ( ) Member or alternate member of the Fiscal Council ( ) Member of a body with a technical or advisory function

Are you a Related person, in the form of politics: ( ) No ( ) Yes. Inform degree of kinship, name, Individual Tax ID, qualification, as well as degree of kinship with a subject person:

The negotiation below was carried out by:

INITIAL BALANCE OF BONDS OWNERSHIP

Issuer (Inform AXIA Energia)	Year of issue/ series/ bond maturity	Total Quantity	Other matrial information

Movement in the month of 20 :

Issuer (Inform AXIA Energia)	Year of issue/ series/ bond maturity	Intermediate	Form of acquisition or disposal	Transaction Date	Quantity	Price	Volume (Price X Quantity)

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CLOSING BALANCE OF BOND OWNERSHIP AFTER TRADING

Issuer (Inform AXIA Energia)	Year of issue/series/maturity of the bond	Total Quantity	Other relevant information

Under the terms of the policy, I also DECLARE that I will communicate to the company's Investor Relations Officer any change in the information provided herein. Therefore, I sign this Declaration of Ownership and Trading of Bonds, in three copies of the same content and form.

___________,         of         20__

_________________________________

[Signature of Declarant]

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Filling instructions (Appendix IV – Declaration of Ownership and Trading of Bonds):

1.  Verify the entire content of AXIA Energia's Policy for the Disclosure of Material Information and Trading of Securities;

2.         Definition of Related Persons and Subject Persons, see items 3.2.22 and 3.2.23 respectively.

3.  This Report must be made by the managers, fiscal council members (and their alternates) and members of any bodies with technical or advisory functions created by statutory provision, (i) within five days after the completion of each business, and (ii) within 15 days from the date on which there is a change in the information provided for in the Report completed by the related person with whom it has any of the relationships provided for in article 11, Paragraph 2 of CVM Resolution No. 44/2021.

1.  The communication referred to in this Appendix IV shall cover the Bonds issued by AXIA Energia. Bonds are debt securities issued by the company abroad, not referenced to shares, through which the buyer of the bond receives periodic interest and the principal at the maturity of the bond.

1.   This Report, when completed by any related person, must be submitted together with the Report completed by the manager, fiscal council member (and their alternates) or member of any bodies with technical or advisory functions created by statutory provision, with whom they have any of the relationships provided for in article 11, paragraph 2 of CVM Resolution No. 44/2021.

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Appendix V

Statement of Individual Investment or Divestment Plan

I, _________________, resident and domiciled at ____________________, bearer of Individual Tax ID (CPF) No. __________ and General ID No _____________, issued by _________________, I declare that I have an individual investment or divestment plan, the rules of which are detailed in the annex to this statement, which are in accordance with AXIA Energia's Policy for the Disclosure of Material Information and Trading of Securities Trading Policy and CVM Resolution No. 44/2021.

Pursuant to CVM Resolution No. 44/2021/02 and its subsequent amendments, I also DECLARE that I will notify the company's Investor Relations Officer of any changes to the information provided herein. I hereby make this Declaration of Investment or Divestment Plan, in three copies, each of equal form and content.

______________,         of         20__

__________________________________

[Signature of Declarant]

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2026

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.